                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13D

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 5) *

                             Box Energy Corporation
                                (Name of Issuer)

            Class A (Voting) Common Stock, Par Value $1.00 Per Share
                         (Title of Class of Securities)

                                   103168100
                                 (Cusip Number)

                                   Don D. Box
                          8201 Preston Road, Suite 600
                              Dallas, Texas 75225
                                 (214) 890-8000
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               February 26, 1997
            (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [   ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                       (continued on following pages)

----------------------------------------------------------------------------------------------------------------------
1.       Name of Reporting Person:

         Box Brothers Holding Company

----------------------------------------------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group:
                                                                    (a)   /     /
                                                                    (b)   /  x  /
----------------------------------------------------------------------------------------------------------------------
3.       SEC Use Only

----------------------------------------------------------------------------------------------------------------------
4.       Source of Funds: Not Applicable

----------------------------------------------------------------------------------------------------------------------
5.       Check box if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(d) or 2(e):
                                                                    /     /
----------------------------------------------------------------------------------------------------------------------
6.       Citizenship or Place of Organization: Delaware

----------------------------------------------------------------------------------------------------------------------
Number of            7.     Sole Voting Power: 1,840,525
Shares
Beneficially     ----------------------------------------------------------------------------------------------------
Owned By             8.     Shared Voting Power:  -0-
Each
Reporting        ----------------------------------------------------------------------------------------------------
Person               9.     Sole Dispositive Power: 1,840,525
With
                 ----------------------------------------------------------------------------------------------------
                     10.    Shared Dispositive Power:  -0-

----------------------------------------------------------------------------------------------------------------------
11.      Aggregate Amount Beneficially Owned by Each Reporting Person:

         1,840,525

----------------------------------------------------------------------------------------------------------------------
12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:
                                                            /       /
----------------------------------------------------------------------------------------------------------------------
13.      Percent of Class Represented by Amount in Row (11): 56.6%

----------------------------------------------------------------------------------------------------------------------
14.      Type of Reporting Person: CO

----------------------------------------------------------------------------------------------------------------------
1.       Name of Reporting Person:

         Box Control, LLC

----------------------------------------------------------------------------------------------------------------------
2.       Check the Appropriate Box if a Member of a Group:
                                                                    (a)   /     /
                                                                    (b)   /  x  /
----------------------------------------------------------------------------------------------------------------------
3.       SEC Use Only

----------------------------------------------------------------------------------------------------------------------
4.       Source of Funds: Not Applicable

----------------------------------------------------------------------------------------------------------------------
5.       Check box if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(d) or 2(e):
                                                                    /     /
----------------------------------------------------------------------------------------------------------------------
6.       Citizenship or Place of Organization: Texas

----------------------------------------------------------------------------------------------------------------------
Number of                 7.      Sole Voting Power:  -0-
Shares
Beneficially     ----------------------------------------------------------------------------------------------------
Owned By                  8.      Shared Voting Power: 1,840,525 (1)
Each
Reporting        ----------------------------------------------------------------------------------------------------
Person                    9.      Sole Dispositive Power:  -0-
With
                 ----------------------------------------------------------------------------------------------------
                          10.     Shared Dispositive Power: 1,840,525 (1)

----------------------------------------------------------------------------------------------------------------------
11.      Aggregate Amount Beneficially Owned by Each Reporting Person:

         1,840,525 (1)

----------------------------------------------------------------------------------------------------------------------
12.      Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:
                                                                    /     /
----------------------------------------------------------------------------------------------------------------------
13.      Percent of Class Represented by Amount in Row (11): 56.6%

----------------------------------------------------------------------------------------------------------------------
14.      Type of Reporting Person: 00 - Limited Liability Company
(1)      In its capacity as one of two owners of BBHC voting common stock.

         Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby amend Amendment No. 4 dated March 2, 1997, of the
Schedule 13D Statement dated February 25, 1994 (the "Schedule 13D"), relating to the Class A (Voting) Common Stock, par value $1.00 per share, of Box Energy Corporation. Unless otherwise indicated, all defined terms used herein shall have the same meanings respectively ascribed to them in the Schedule 13D.

Item 2.  IDENTITY AND BACKGROUND.

         Pursuant to Rule 13d-1(f) (1) - (2) of Regulation 13D-G of the General Rules and Regulations under the Act, the undersigned hereby file this Schedule 13D Statement on behalf of Box Brothers Holding Company, a Delaware corporation ("BBHC"), and Box Control, LLC ("BCLC").

         On February 26, 1997, the Gary D. Box 1996 Trust ("GDBT") contributed its Stock of BBHC to BCLC, in exchange for a non-voting membership interest in BCLC. On the same date, the Don D. Box 1996 Trust ("DDBT") contributed its Stock of BBHC to BCLC in exchange for a non-voting membership interest, and Don
D. Box ("DDB") contributed non-voting shares of BBHC common stock to BCLC in exchange for the sole voting membership interest. As the only holders of voting stock of BBHC, BCLC and the Douglas D. Box 1996 Trust and its trustees, may, pursuant to Rule 13d-3 under the Act, be deemed to be the beneficial owners of the shares of the Stock owned by BBHC.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         DATED:  March 6, 1997

                                         BOX BROTHERS HOLDING COMPANY


                                         By:  /s/ DON D. BOX
                                            -----------------------------------
                                             Don D. Box, Vice President


                                         BOX CONTROL, LLC,


                                         By:  /s/ DON D. BOX
                                            -----------------------------------
                                             Don D. Box, Sole Manager





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